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DIRECT DIAL NUMBER (212) 455-7614	E-MAIL ADDRESS ELEWANDOWSKI@STBLAW.COM

December 31, 2020

VIA EDGAR

Re:	Apria, Inc.
Draft Registration Statement on Form S-1
Submitted September 21, 2020
CIK No. 0001735803

Ms. Abby Adams

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from Amendment No. 2 to the Draft Registration Statement confidentially submitted on December 4, 2020. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated December 9, 2020, regarding the Draft Registration Statement. To assist your review, we have

Securities and Exchange Commission	December 31, 2020

retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Apria.

Summary, page 1

1.

Please revise the prospectus to address the newly amended Items 101, 103 and 105 of Regulation S-K. Refer to Securities Act Release No. 33-10825, “Modernization of Regulation S-K Items 101, 103, and 105” (Oct. 8, 2020). Please ensure you both revise and supplement your disclosure, as required.

In response to the Staff’s comment, Apria has revised and supplemented its disclosures on pages 8, 53-55 and 123-124 to address the newly amended Items 101, 103 and 105 of Regulation S-K.

Our Organizational Structure, page 9

2.

We note the revised disclosure in response to comment 2 of our October 2, 2020 letter. Please revise the penultimate sentence to include the number of directors your Sponsor will designate. Also revise to clarify that once the sponsor’s ownership falls to between 5 and 10%, the sponsor will have a disproportionate number of designees on the board, as reflected in Paragraph 2.1 of the shareholder agreement, filed as exhibit 10.1 (“the lowest whole number . . . that is greater than 10% of the Total Number of Directors.”).

In response to the Staff’s comment, Apria has revised its disclosure on page 11 to clarify that the Sponsor would have the right to designate a disproportionate number of directors for nominees for election during such period that our pre-IPO owners and their affiliates own at least 5% (but less than 10%) of Apria’s common stock entity to vote generally in the election of directors. In addition, Apria has revised the disclosure of the penultimate sentence of the paragraph to clarify that the Sponsor will have the right, but is under no obligation, to designate five members of Apria’s eight member board of directors as their nominees for election at Apria’s first meeting of stockholders following the initial public offering (or such greater or lesser number of directors that would constitute the lowest whole number of directors that is greater than 50% of the total number of directors then comprising the board).

Management’s Discussion and Analysis

Key Performance Metrics, page 63

3.

Please revise to provide a presentation of the comparable GAAP measure prior to your presentation of your Key Performance Metrics. Refer to Question 102.10 of Compliance and Disclosure Interpretations—Non-GAAP Measures.

Securities and Exchange Commission	December 31, 2020

In response to the Staff’s comment, Apria has revised its disclosure on page 69 to present net income, the most directly comparable GAAP measure prior to the presentation of its Key Performance Metrics.

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

    Laura Crotty

    Jeanne Bennett

    Mary Mast

Apria, Inc.

    Daniel J. Starck

    Debra L. Morris

    Raoul Smyth

Davis Polk & Wardwell LLP

    Michael P. Kaplan

    Deanna L. Kirkpatrick

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